SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐     No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes   ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     N/A

NORTEL INVERSORA S.A.

Item

1.	English language summary of letter to the Argentine National Securities Commission dated February 5, 2010 regarding Resolution of the Court of Appeals in Criminal Economic Matters

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, February 5, 2010

Securities and Exchange Commission

Dear Sirs,

RE.: Resolution of the Court of Appeals in Criminal Economic Matters

I am writing to you as Chairman of the Board of Directors of Nortel Inversora S.A. (the “Company”), to inform you that yesterday the Company informed the Argentine National Securities Commission (the “CNV”) and the Buenos Aires Stock Exchange (the “BCBA”) of a resolution issued by the Court of Appeals in Criminal Economic Matters (the “Court”) whereby such Court resolves to nullify the Resolution N°483/09 of the Secretary of Internal Commerce Department, of which we informed you on September 4, 2009, and orders the applicable authority to issue a new decision upon completion of the appropriate process.

Sincerely,

Franco Livini
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: February 5, 2010	By:	/S/ JOSÉ GUSTAVO POZZI
	Name:	José Gustavo Pozzi
	Title:	General Manager